FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 24, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for October 24, 2007 and incorporated by reference herein is the Registrant’s immediate report dated October 24, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: October 24, 2007

BluePhoenix Solutions Announces Key Sponsorship Role In
“SOA in Action” Virtual Conference and Exhibition

—	Event will take place at www.soainaction.com on October 30th and 31st, 2007
—	BluePhoenix to present "SOA Alchemy: Transforming Legacy Systems into Agile Services"
—	Company will also host an interactive exhibition booth to highlight modernization offerings

CARY, N.C. – October 24, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has taken a key sponsorship role in the upcoming SOA in Action virtual conference and exhibition, organized by ebizQ, the leading portal and online community of over 100,000 business and IT professionals, vendors, and industry analysts. BluePhoenix joins industry leaders and fellow sponsors Oracle, Sun, Redhat and iWay Software for this event that will take place on October 30th and 31st, 2007.

The two-day live event will feature leading industry experts as well as companies that have successfully implemented SOA solutions. It will help companies understand the benefits SOA offers organizations and best practices for planning, implementing and managing SOA projects. SOA in Action will include webinars with live Q&A, interactive exhibition booths where customers can chat with vendors and other visitors, podcasts and a partner resource center.

BluePhoenix VP of R&D Tom O’Connell will be presenting a webinar entitled, “SOA Alchemy: Transforming Legacy Systems into Agile Services” on October 30th from 2:00pm — 2:45pm EST.

“Based on years of experience and hundreds of successful modernization projects, BluePhoenix strongly recommends that a SOA implementation should be executed on a solid base of extensible modern technology,” said Tom O’Connell, VP of R&D at BluePhoenix. “Legacy modernization and application migration substantially reduce the ongoing costs of maintenance, the reliance on a diminishing base of resources and skills and enable the wrapping of modernized business processes into supportable services in a SOA environment.”

The webinar will examine why putting into place a solid foundation is critical for the success of SOA projects. This holds especially true when legacy mainframe and midrange systems are expected to play a major role in the new architecture. The webinar will discuss the first step in building the solid foundation needed to ensure that the processes being wrapped and extended are based on viable cost-effective, supportable and maintainable systems.

To register for the event please visit http://www.soainaction.com/registration/register.html?id=332.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com